Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-3809

WRITER’S DIRECT LINE

(212) 838-8269

October 28, 2016

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

Re:	Sachem Capital Corp. (the “Registrant”)

Draft Registration Statement on Form S-11 Submitted August 12, 2016

CIK No. 0001682220 (the “Registration Statement”)

Dear Ms. Gowetski:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated September 8, 2016. On behalf of the Registrant we are providing the following responses to those comments below. For your convenience, we have copied your comments, which appear in bold. In addition, please note that the Registration Statement being filed concurrently herewith is no longer in draft form. Thus, references to the “Registration Statement” in our responses to the Staff’s comments are to the Registration Statement filed currently herewith and all page references are to the prospectus included in such Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present [sic] to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To date, there have been no written communications (as defined in Rule 405 under the Securities Act), directly or indirectly, from the Registrant to potential investors in reliance on Section 5(d) of the Securities Act and none are being currently contemplated. The Registrant will provide the Staff with a copy, if any such materials are presented to potential investors.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Based on discussions with the Staff, the Registrant’s logo is included on the cover page of the prospectus included in the Registration Statement.

3.	We note your analysis on pages 8, 26 and 58 regarding why you believe your operations will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Registrant’s business is making loans secured by first mortgage liens on real estate. These assets constituted over 89% of the Registrant’s total assets as of June 30, 2016. Accordingly, the Registrant falls squarely within the exception provided by Section 3(c)(5)(C) of the Investment Company Act of 1940. The Registrant’s business plan and strategy is to continue to originate loans secured by first mortgage liens on real estate. In terms of the net proceeds from the offering contemplated by the Registration Statement, although the exact terms of the offering are still unknown, the Registrant does not believe that the net proceeds will exceed one-third of its total assets immediately after the offering. Even if that is not the case, the Registrant intends to initially use the net proceeds to temporarily pay down the outstanding balance on the Bankwell credit line, to invest any excess in short-term U.S. government securities or hold the cash. U.S. government securities and cash are excluded for purposes of determining whether the Registrant qualifies as an “investment company” and paying down debt should not make a difference. Therefore, it should still qualify for the Section 3(c)(5)(C) exception.

Summary, page 1

Our Competitive Strengths, page 2

4.	We note your disclosure that a “significant portion” of your business comes from repeat customers with whom you have long-standing relationships. Please revise to quantify the portion of your business that comes from repeat customers as well as the portion of your business that comes from affiliates.

Per your comment, the disclosure on pages 2 and 53 has been revised by deleting the word “significant” and to reflect the percentage of the Registrant’s loan portfolio at June 30, 2016 represented by repeat customers and affiliates.

Leverage Policies/Financing Strategy, page 3

5.	We note your disclosure that you do not have a formal policy limiting the amount of debt you may incur and that your governing documents contain no limitation on the amount of leverage you may use. Please revise the summary risk factors to include this information and disclose your target leverage ratio.

Per your comment, we have revised the summary risk factors (page 5) and added additional disclosure on pages 5, 24, 42-43, 54 and 100.

6.	We note your disclosure here and on page 43 that since inception through March 31, 2016, your predecessor, Sachem Capital Partners, LLC, raised $26.5 million of equity capital from investors, including JJV, LLC, whose principals are Jeffrey Villano and John Villano, your Co-Chief Executive Officers, taking into account initial and additional capital contributions. Please revise your disclosure to break out the amount of equity capital raised from JJV, LLC. Please also disclose the initial and additional capital contributions to which you refer.

Per your comment, the disclosure on pages 3 and 43 has been revised to specify the amount of equity capital contributed by JJV and the initial and additional capital contributions.

Summary Risk Factors, page 4

7.	Please revise your geographic concentration summary risk factor to quantify your concentration of loans with underlying properties in Connecticut.

Per your comment, the disclosure on page 5 has been revised to quantify the concentration of loans secured by properties located in Connecticut.

Our Organizational Structure, page 6

8.	We note your disclosure that you will enter into an Exchange Agreement with the members of SCP pursuant to which you will acquire all of the outstanding membership interests of SCP in exchange for 6,283,237 common shares. Please revise your disclosure to explain how you valued the membership interests being contributed.

Additional disclosure has been added in response to your comment. In addition, the description of the exchange transaction has been revised. Rather than each member of SCP contributing their SCP membership interest to Sachem Capital in exchange for Sachem Capital common shares, SCP will transfer all its assets and liabilities to Sachem Capital in exchange for 6,283,237 Sachem Capital common shares. SCP will then distribute those shares to its members, pro rata in accordance with their capital account balances, in full liquidation of their SCP membership interests. See pages 1, 6, 45-46, and 63.

9.	We note your disclosure that any SCP member who does not sign the Exchange Agreement will have his, her or its membership interest redeemed for cash. Please tell us how many members will receive cash in lieu of common shares and how that will impact the number of common shares to be issued. In addition, please revise to clarify, if true, in your Summary section, and throughout the prospectus, that the cash payable to any SCP member who does not sign the Exchange Agreement is to be paid using a portion of the net proceeds of this offering.

As a result of the changes to the structure of the exchange, described in our response to Comment 8, each SCP member will receive his, her or its pro rata share of the 6,283,237 Sachem Capital common shares. Accordingly, redemptions have been eliminated as a Use of Proceeds.

10.	Please revise to quantify the amount each of SCP’s controlling stockholders and control persons will receive as a result of the transactions contemplated by the Exchange Agreement and the redemptions, if any.

Per your comment, additional disclosure has been added on pages 1, 6, 45 and 63.

Risk Factors, page 31

11.	We note your disclosure that you have elected to avail yourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies. In accordance with the JOBS Act, please include a statement that this election is irrevocable within your amended filing.

Per your comment, additional disclosure has been included. See pages 9, 32-33 and 46.

12.	We further note your disclosure that as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates. A similar statement should be included in your critical accounting policy disclosures. Please revise your disclosure in your amended filing.

Per your comment, additional disclosure has been included. See page 46.

Selected Historical and Pro Forma Financial Information, page 38

13.	We note from Use of Proceeds section on page 34 that you expect to use portion of the proceeds to redeem membership interests. In that regard, please clarify your disclosure in the introductory paragraph whether you give effect to the redemption in the pro forma, as adjusted column of your pro forma financial information. If not, please explain why not. Please also provide similar disclosures in the Capitalization section on page 37 and elsewhere, as applicable, in the filing.

Please see our responses to Comments Nos. 8 and 9.

Management’s Discussion and Analysis, page 41

14.	Although we note your disclosure on page 42, please revise to more specifically discuss the spread between the yield on the loan portfolio and the cost of financing and the reasons for any material trends in the spread or advise.

Per your comment, the disclosure referenced in your comment has been revised. See page 42.

Our Competitive Strengths, page 50

15.	We note your disclosure under this heading regarding the “history of successful operations” of your management and predecessor. Please revise to disclose some of the key adverse business developments experienced in an effort towards providing investors with a balanced and complete overview of your prior performance or advise.

Per your comment, additional disclosure has been included. See page 53. Other than as disclosed on page 53, management does not believe that SCP has experienced any adverse business developments.

Our Loan Portfolio, page 53

16.	We note that your loans are secured by properties located in Connecticut, Massachusetts, Rhode Island or New York. Please revise to quantify the number of loans secured by properties in each state.

Per your comment, additional disclosure has been included. See page 57.

17.	We note your disclosure on page 53 that a borrower may prepay a loan at any time beginning three months after the funding date, without premium or penalty. Please revise to provide the prepayment rate on your loans or advise.

Per your comment, additional disclosure has been included. See page 56.

18.	Please revise to disclose the number of loans for which there was an event of default and the number of loans in default or advise. In addition, please revise to clarify the number of your loans that have exercised extension options.

The registrant is unable to quantify the number of loans for which there was an event of default. As disclosed, any failure by a borrower to comply with a covenant or agreement in the loan documents is technically a default but, as a practical matter, SCP has rarely declared the borrower in default. As further disclosed in Amendment No. 1, SCP has foreclosed on a mortgaged property only once. In addition, it has acquired eight other properties from five borrowers who were in default. See pages 16, 53 and 56. In terms of borrowers that have exercised extension options, the Registrant does not track that information. Rather it treats an extension as a new loan.

19.	We note your disclosure that as of March 31, 2016, the two largest borrowers accounted for 5.3% and 4.8% of SCP’s loan portfolio. We further note your disclosure on page 49 that you will adopt a policy that will limit the maximum amount of any loan you fund to a single borrower or group of affiliated borrowers to 10% of the aggregate amount of your loan portfolio. To the extent a group of affiliated borrowers account for 5% or more of SCP’s loan portfolio, please disclose the specific percentage of SCP’s loan portfolio for which they account.

There are no other borrowers or group of affiliated borrowers that account for more than 5% of SCP’s loan portfolio. The disclosure has been revised accordingly.

20.	We note your disclosure that the Bankwell Credit Line contains various covenants and restrictions including limiting the amount that you can borrow relative to the value of the underlying collateral, maintaining various financial ratios and limitations on the terms of loans that you make to your customers. Although we note the disclosure regarding the eligibility requirements for an advance on page 55, please revise to provide more detailed disclosure of any material financial covenants, including quantifying any ratios, or advise. In addition, please clarify whether the Exchange Agreement and related transaction will impact this credit line.

In response to your comment, the disclosure appearing on pages 22, 44, 58 and 59 has been expanded to include material financial covenants. The company believes that all material covenants have been disclosed in the prospectus. The company has commenced discussions with Bankwell regarding terminating the existing agreement between Bankwell and SCP and replacing it with a similar agreement that between Bankwell and Sachem Capital, albeit with certain modifications to reflect the Exchange Agreement and Sachem’s desire to operate and qualify as a REIT. Once the new loan agreement is finalized, the disclosure will be updated accordingly. The new agreement will be executed simultaneously with or immediately prior to the effectiveness of the Registration Statement.

Management, page 61

21.	Please disclose the principal business of any corporation or other organization by which your executive officers were employed during the past five years. In addition, we note your disclosure that “during a business career of more than 25 years, Mr. Villano has founded and served as the chief executive officer of a number of businesses” and that Mr. Goldberg “held senior executive positions, including chief financial officer and chief operating officer, at a number of public companies. Please expand this disclosure to identify the businesses to which you refer, and include dates of employment and a description of the business’s industry, or remove. Please refer to Item 401 of Regulation S-K.

The sentence in Mr. Villano’s bio referenced in your comment has been deleted. Mr. Goldberg’s bio has been revised per your comment. See pages 64 and 65.

Executive Compensation, page 64

Summary Compensation, page 64

22.	We note your disclosure that SCP has paid management and other fees to JJV. Please revise to disclose the “other fees” that have been paid to JJV.

Pursuant to the SCP operating agreement the term “management fees” includes all the fees listed on page 67. The disclosure throughout the prospectus included in the Registration Statement has been revised accordingly.

Underwriting, page 99

23.	We note that you include a line item in your table on page 99 regarding the non- accountable expense allowance of 1%. Please revise to clarify whether the disclosure on page 100 regarding your agreement to pay the underwriters’ expenses relating to the offering is the same as the non-accountable expense allowance of 1% or revise accordingly.

Per your comment, additional disclosure has been included. See page 104.

Legal Matters, page 107

24.	We note your disclosure under this heading that upon consummation of this offering, the partners of Morse, Zelnick, Rose & Lander, LLC will own, in the aggregate, 80,000 common shares. Please clarify how Morse, Zelnick, Rose & Lander, LLC will receive these shares. If the shares are a result of a contingent basis, please furnish a brief statement to that effect. Please refer to Item 509 of Regulation S-K.

Morse, Zelnick is a founder of Sachem Capital Corp and received those shares upon the formation of the Registrant. The shares are fully vested and not subject to forfeiture. The disclosure has been clarified.

Notes to Unaudited Pro Forma Financial Statements, page F-22

25.	We note your disclosure that the financial statements presented assume the transactions were completed on January 1, 2015. Please note that the unaudited pro forma balance sheet presentation should be presented assuming the transactions were completed on the date of the latest balance sheet included in the filing. Please revise your presentation accordingly. Refer to Rule 8-05 (b) (2) of Regulation S-X.

The pro forma information has been updated to June 30, 2016 and revised as per your comment.

Pro Forma Statement of Operations on page F-20

26.	Please provide pro forma earnings per share data to give effect to the issuance of 6,283,237 common shares to the members of SCP.

The pro forma information has been updated to June 30, 2016 and revised to include pro forma earnings per share as per your comment.

Note 2. Unaudited Pro Forma Adjustments, page F-22

27.	Please revise your footnote disclosure to clearly explain the assumptions involved. In instances where multiple adjustments are made to a single financial statement line item, please separately quantify each adjustment.

The footnote disclosure has been revised as per your comment.

Part II – Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

28.	We note your disclosure on page 69 that prior to this offering you will have 8,533,237 shares of common stock issued and outstanding. Please revise your disclosure to account for the 8,533,237 outstanding shares of common stock or advise. Please refer to Item 701 of Regulation S-K.

Per your comment, the disclosure has been revised.

Exhibits

29.	Please fill [sic] all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft opinions should be filed on EDGAR as correspondence. In addition, we note you have filed a Form of Exchange Agreement. Please let us know whether you will be in a position to file an executed Exchange Agreement prior to effectiveness.

As the Registration Statement is no longer a “draft”, all the exhibits are being refiled except for (i) the legality and tax opinion, drafts of which are attached to this letter as Exhibits A and B, respectively and (ii) the Bankwell loan documents. In terms of the latter, we anticipate a new agreement will replace and supersede the existing agreement and expect to file the new agreement before the Registration Statement is effective.

Sincerely,

/s/ Joel J. Goldschmidt

Joel J. Goldschmidt

EXHIBIT A

DRAFT OF LEGAL OPINION

DRAFT FOR REVIEW PURPOSES ONLY

M o r s e ,  Z e l n i c k ,  R o s e  &  L a n d e r

A   L I M I T E D   L I A B I L I T Y   P A R T N E R S H I P

825 THIRD AVENUE

NEW YORK, NEW YORK 10022

212-838-1177

FAX – 212-838-9190

___________, 2016

Sachem Capital Corp.

23 Laurel Street

Branford, Connecticut 06405

Re: Registration Statement on Form S-11 (SEC File No. 333-               )

Ladies and Gentlemen:

We have acted as counsel to Sachem Capital Corp. (the “Company”), in connection with the registration of _________ (the “Shares”) of its common shares, par value $0.001 per share (the “Common Shares”), including ________ Shares to cover over-allotments, proposed to be issued and sold by the Company in an underwritten public offering covered by the Registration Statement on Form S-11 (No. 333-_________) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and all amendments thereto (collectively, the “Registration Statement”).

As a basis for our opinions, we have examined the following documents (collectively, the “Documents”):

(i)	the Registration Statement;

(ii)	the prospectus contained in the Registration Statement (the “Prospectus”); and

(iii)	a certificate from ________________________________, dated _________, 2016, regarding, among other things, the total number of issued and outstanding Common Shares.

Also, as a basis for these opinions, we have examined the originals or certified copies of the following:

(iv)	certified copies of the Company’s Certificate of Incorporation and all amendments thereto filed with the New York State, Department of State;

(v)	copy of the Company’s Bylaws, as amended (the “Bylaws”);

(vi)	a written consent of the Company’s board of directors relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”);

(vii)	the form of certificate for the Common Shares;

(viii)	a good standing certificate of recent date with respect to the Company issued by the New York State, Department of State;

Sachem Capital Corp.

___________, 2016

Page - 2

(ix)	a certificate of the secretary of the Company as to the authenticity of the Documents referred to in paragraphs (iv), (v) and (vi) above and other matters that we have deemed necessary and appropriate; and

(x)	such other documents and matters as we have deemed necessary and appropriate to express the opinions set forth in this letter, subject to the limitations, assumptions and qualifications noted below.

In reaching the opinions set forth below, we have assumed:

(a)	that all signatures on all Documents and any other documents submitted to us for examination are genuine;

(b)	the authenticity of all Documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified or photographic copies, and the accuracy and completeness of all documents;

(c)	the legal capacity of all natural persons executing any documents, whether on behalf of themselves or other persons;

(d)	that all persons executing Documents on behalf of any party (other than the Company) are duly authorized;

(e)	that all representations, warranties, statements and information contained in the Documents are accurate and complete;

(f)	that there will be no changes in applicable law between the date of this opinion and any date of issuance or delivery of Shares that would have an adverse effect on the due authorization or valid issuance or delivery of the Shares;

(g)	that at the time of delivery of the Shares, the authorization of the issuance of the Shares will not have been modified or rescinded;

(h)	that the issuance, execution and delivery of the Shares, and the compliance by the Company with the terms of the Shares, will not violate any then-applicable law or result in a default under, breach of, or violation of any provision of any instrument or agreement then binding on the Company, or any restriction imposed by any court or governmental body having jurisdiction over the Company;

(i)	that the consideration received or proposed to be received for the issuance and sale or reservation for issuance of any offering of the Shares of the Company as contemplated by the Registration Statement is not less than the par value per share;

(j)	that the Shares will not be issued in violation of the Company’s Certificate of Incorporation, as amended;

(k)	that no additional common shares will be issued by the Company prior to the full issuance of all of the Shares.

Sachem Capital Corp.

___________, 2016

Page - 3

As to various questions of fact material to our opinions, we have relied upon a certificate and representations of John L. Villano, the Company’s Secretary, and have assumed that such certificate and representations set forth therein continue to remain true and complete as of the date of this letter. We have not examined any court records, dockets, or other public records, nor have we investigated the Company’s history or other transactions, except as specifically set forth in this letter.

Based on our review of the foregoing and subject to the assumptions and qualifications set forth in this letter, it is our opinion, as of the date of this letter, that:

1.	the Company is a corporation duly incorporated, existing and in good standing under the laws of the State of New York.

2.	the Shares are duly authorized and, when and if duly issued and delivered in the manner and for the consideration contemplated by each of the Registration Statement, the Prospectus and any applicable supplement or supplements to the Prospectus, and the written consent referred to in paragraph (vi) above, the Shares will be validly issued, fully paid and nonassessable.

In addition to the qualifications set forth above, the opinions set forth in this letter are also subject to the following qualifications:

(i)	We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York. We express no opinion as to the principles of conflict of laws of any jurisdiction, including the laws of the State of New York.

(ii)	We assume no obligation to supplement our opinions if any applicable law changes after the date of this letter or if we become aware of any facts that might alter the opinions expressed in this letter after the date of this letter.

(iii)	We express no opinion on the application of federal or state securities laws to the transactions contemplated in the Documents.

The opinions expressed in this letter are for your benefit and are furnished only with respect to the transactions contemplated by the Documents. The opinions expressed in this letter are limited to the matters set forth in this letter, and no other opinions shall be implied or inferred beyond the matters expressly stated.

Sachem Capital Corp.

___________, 2016

Page - 4

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933.

Very truly yours,

________________________________

Morse, Zelnick, Rose & Lander, LLP

EXHIBIT B

DRAFT OF TAX OPINION

DRAFT FOR REVIEW PURPOSES ONLY

M o r s e ,  Z e l n i c k ,  R o s e  &  L a n d e r

A   L I M I T E D   L I A B I L I T Y   P A R T N E R S H I P

825 THIRD AVENUE

NEW YORK, NEW YORK 10022

212-838-1177

FAX – 212-838-9190

___________, 2016

Sachem Capital Corp.

23 Laurel Street

Branford, Connecticut 06405

Re: Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain U.S. federal income tax considerations in connection with the filing by Sachem Capital Corp., a New York corporation (“SACH”), of a registration statement on Form S-11 (File No. 333-________) with the Securities and Exchange Commission, as amended through the date hereof (the “Registration Statement”).

In connection with this opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In addition, you have provided us with, and we are relying upon, certificates (the “Officers’ Certificates”) containing certain factual representations and covenants of officers of SACH, which relate to, among other things, the actual and proposed operations of SACH, and each of the entities in which SACH holds or has held a direct or indirect interest (collectively, “SACH”). We have not made an independent investigation of all of the facts, statements, representations and covenants set forth in the Officers’ Certificates, the Registration Statement or in any other document. In particular, we note that SACH may engage in transactions in connection with which we have not provided legal advice and have not reviewed, and of which we may be unaware. We have, consequently, assumed and relied on your representations that the information presented in the Officers’ Certificates, the Registration Statement and other documents, or otherwise furnished to us, accurately and completely describe all material facts with respect to the matters addressed in the Officers’ Certificates. We have assumed that such statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. We are not aware of any facts inconsistent with such statements, representations and covenants. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

DRAFT FOR REVIEW PURPOSES ONLY

Our opinion is also based on the correctness of the following assumptions: (i) each of the entities comprising SACH has been and will be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of New York or of any other state or jurisdiction under the laws of which any of the entities comprising SACH have been formed, and (iii) each of the written agreements to which SACH is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, the Regulations, judicial decisions, and administrative interpretations are subject to change or differing interpretation at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein.

Based on and subject to the foregoing, we are of the opinion that, except as otherwise set forth herein, SACH has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its current and proposed method of operation, as described in the Registration Statement, will enable SACH to continue to meet the requirements for qualification and taxation as REITs under the Code.

However, as noted in the Registration Statement, SACH’s qualification and taxation as a REIT depends on its ability to meet, through actual operating results, certain requirements, including requirements relating to its assets, income, distribution levels and diversity of stock ownership, and various other qualification requirements imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of the operation of SACH for any one taxable year satisfy the requirements for taxation as a REIT under the Code. In particular, we note that prior to the completion of the offering described in the prospectus that is part of the Registration Statement (the “Offering”) SACH does not qualify as a REIT because one of its shareholders owns more than 50% of its outstanding common shares. For purposes of this opinion we have assumed that following the completion of the Offering described in the prospectus that is part of the Registration Statement there will not be five or fewer SACH shareholders that collectively own 50% or more of the outstanding shares of SACH, measured by vote or value.

Except as set forth above, we express no opinion to any party as to any tax consequences, whether federal, state, local or foreign, of the transactions described in the Registration Statement or any transaction related thereto.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

DRAFT FOR REVIEW PURPOSES ONLY

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Morse, Zelnick, Rose & Lander, LLP under the headings “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours, _______________________________________ MORSE, ZELNICK, ROSE & LANDER, LLP